The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119 May 8, 2013

US$

PRINCIPAL AT RISK CALLABLE FIXED RATE DUAL RANGE ACCRUAL USD LIBOR AND S&P 500® INDEX

LINKED NOTES DUE MAY 31, 2028

GENERAL TERMS
Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Original Issue Date:	May 31, 2013(*)	Original Trade Date:	May 28, 2013(*)
Final Valuation Date:	May 23, 2028(*)(**)	Maturity Date:	May 31, 2028(*)(**)
CUSIP/ISIN:	06741TUD7/US06741TUD70	Denominations:	Minimum denominations of US$50,000 and integral multiples of US$1,000 thereafter.
Index:

S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Description of the Index” in below.

Index Business Day:

A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the relevant exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Index Level:

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>”or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying prospectus supplement.

		Reference Rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01)
		Reference Rate Index Maturity:	6-months

(*)         Depending on the actual date on which the Notes are priced for sale to the public, which will be the Original Trade Date, any reference in this preliminary pricing supplement to the month in which the Issue Date, Final Valuation Date and Maturity Date will occur is subject to change.

(**)      Subject to postponement in the event of a Market Disruption Event.  If the Index is subject to a Market Disruption Event on the Final Valuation Date, the Index Level on such date will equal the Index Level observed on the immediately preceding Scheduled Trading Day on which no Market Disruption Event has occurred or is continuing. See “Reference Assets-Equity Securities-Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-99 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

[Terms of Notes continue on next page]

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[30.00] per $1,000 principal amount, or [3.00]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this pricing supplement.

PAYMENT AT MATURITY TERMS:
Payment at Maturity:

If your Notes are not early redeemed by us pursuant to the “Early Redemption at the Option of the Issuer” provision, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•                   If the Final Index Level is greater than or equal to the Barrier Level: $1,000.

•                   If the Final Index Level is less than the Barrier Level: an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) Index Return. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Index Return]

If the Final Index Level declines by more than [35.00]% from the Initial Index Level, you will lose 1.00% of the principal amount of your Note for every 1% that the Final Index Level falls below the Initial Index Level. As such, you will lose some or all of your principal at maturity if the Final Index Level declines from the Initial Index Level by more than [35.00]%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Barrier Level:	[65.00]% of the Initial Index Level. The actual Barrier Level will be set on the Original Trade Date and will not exceed 65.00%.	Initial Index Level:	[•], which is the closing level of the Index on the Original Trade Date.
Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, expressed as a percentage and calculated as follows: Final Index Level – Initial Index Level Initial Index Level	Final Index Level:	The Index Level on the Final Valuation Date.
INTEREST RATE TERMS:
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the product of (1) the applicable Inside Range Rate times the (2) the applicable Accrual Factor.

Accrual Factor:

For any Interest Period, the number of calendar days in that Interest Period on which (A) the level of the Reference Rate observed on that day is equal to or less than the Reference Rate Barrier; and (B) the Index Level observed on that day is equal to or greater than the applicable Index Barrier, divided by the total number of calendar days in that Interest Period.  Notwithstanding anything else to the contrary, if any calendar day during an Interest Period is not a Business Day, then the Reference Rate will equal the Reference Rate observed on the immediately preceding Business Day and if any calendar day during an Interest Period (other than, with respect to the Payment at Maturity, the Final Valuation Date) is not an Index Business Day or if the Index is subject to a Market Disruption Event, then the Index Level will equal the Index Level observed on the immediately preceding Index Business Day on which no Market Disruption Event has occurred or is continuing.  See “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.

Rate Cut-Off:

For any Interest Period, (A) the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date and (B) the Index Level for any day from and including the fifth Index Business Day prior to the related Interest Payment Date will equal the Index Level observed on such fifth Index Business Day prior to that Interest Payment Date.

Inside Range Rate:	[8.00]% per annum. The actual Inside Rate Range will be set on the Original Trade Date and will not be less than 8.00% per annum.
Reference Rate Barrier:	6.00%
Index Barrier:	The Index Barrier will be determined on the Original Trade Date and will not exceed 75.00% of the Initial Index Level.
Interest Payment Dates:	Payable quarterly in arrears on the last day of each February, May, August and November, commencing on August 31, 2013 and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
OTHER TERMS:
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date occurring on or after May 31, 2014, provided we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this the prospectus, the prospectus supplement and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                Your Investment May Result in a Loss; You Could Lose Your Entire Principal Investment in the Notes— The Notes do not guarantee any return of principal. The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Buffer Percentage.  However, if the Final Index Level declines from the Initial Index Level by more than 35.00% (the actual Barrier Level will be set on the Trade Date and will be at least 65.00% of the Initial Index Level), you will lose an amount equal to 1.00% of the principal amount for every 1% that Final Index Level has fallen below the Initial Index Level.  Moreover, if the Index Level declines to zero, then you will lose your entire investment in the Notes.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this pricing supplement.

•                The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Fifteen Years After the Issue Date—If the Final Index Level declines from the Initial Index Level by more than 35.00% the actual Barrier Level will be set on the Trade Date and will be at least 65.00% of the Initial Index Level), you can lose your up to your entire principal investment in the Notes.  The Final Index Level will be based on the closing level of the Index on the Final Valuation, which is a date that is approximately fifteen years following the Issue Date.  Because the Payment at Maturity on your Notes, if any, is based solely on the performance of the Index on the Final Valuation Date, your investment in the Notes entails taking a position on the performance of the Index as of a date that occurs approximately fifteen years after the Issue Date. During this fifteen year period, a multitude of factors, including, among other things, political, economic, regulatory, environmental and military events, can have a significant impact on the performance of the Index.  Many of these factors and events are unpredictable.  Making accurate long-term predictions regarding the performance of equities indices, such as the Index, is exceedingly difficult, if not impossible, and an investment in the Notes subjects you to significant market risk.  Moreover, in contrast to the Notes, which expose investors to full principal risk if the Final Index Level is less than the Barrier Level, a majority of instruments with similar maturities to the Notes are principal protected (subject to the creditworthiness of the relevant issuer).  As such, in light of the fact that your principal investment in the Notes is at risk, the Notes are significantly riskier than many other instruments with similar maturities and therefore should not be viewed by investors as being comparable to standard fixed income investments.

•                The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Closing Level on the Final Valuation Date—The Final Level of the Reference Asset will be based solely on the Index Level on the Final Valuation Date (which will occur approximately fifteen years following the Issue Date). Therefore, if the level of the Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Reference Asset prior to such drop.  Please see “The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Fifteen Years After the Issue Date” for further discussion on the on the timing of the observation of the Index Level for purposes of determining the Payment at Maturity, if any.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the repayment of principal or any other amounts owed to you under the terms of the Notes.

PPS-1

•                  Potential Return Limited to Any Interest Payments —The return on the Notes, if any, is limited to the quarterly interest payments, if any.  You will not participate in any appreciation in the principal amount of your Notes (even though your principal investment on the Notes is subject to loss) regardless of any increase in the Index Level (which may be significant).  Moreover, the interest payments, if any, will not be made with respect to any calendar day in an Interest Period on which the Reference Rate is above Reference Rate Barrier, and/or the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period.  It is possible that you will not receive any interest payments during the term of the Notes.  Please see “Reference Rate/Interest Payment Risk” for further discussion.

•                  Reference Rate / Interest Payment Risk— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate and/or the Index. Instead, the amount of interest payable on the Notes is dependent on whether, and the extent to which, during a given Interest Period, the Reference Rate is less than or equal to the Reference Rate Barrier, and the Index Level is greater than or equal to the Index Barrier.  For each calendar day in an Interest Period on which the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level is greater than or equal to the Index Barrier, the Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier, the Inside Range Rate will not accrue and you would receive no interest payments on your Notes.

As a result, if the Reference Rate is greater than the Reference Rate Barrier  and/or the Index Level is less than the Index Barrier on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Reference Rate is greater than Reference Rate Barrier and/or the Index Level is less than the Index Barrier, then you will receive no interest payment for that Interest Period on the related Interest Payment Date.  If the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier on every calendar day in every Interest Period throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term.

•                  Rate Cut-Off—The Reference Rate with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Reference Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Reference Rate in effect on such Reference Rate Cut-Off Date, and the Index Level with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, an “Index Level Cut-Off Date”, and together with the Reference Rate Cut-Off Date, a “Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Index Level in effect on such Index Level Cut-Off Date,.  As such, if the Reference Rate on the Rate Cut-Off Date is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier, you will receive no interest payments on your Notes in respect of the days from and including the Rate Cut-Off Date to but excluding the relevant Interest Payment Date, even if the Reference Rate and the Index Level as actually calculated on any of those days were equal to or below the Reference Rate Barrier and equal to or greater than the Index Barrier.

•                  Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date commencing on or after May 31, 2014. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

PPS-2

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors— Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•                  Our Business Activities May Create Conflicts of Interest— We and our affiliates expect to engage in trading activities related to equity securities underlying the Long  Index or listed or over-the-counter options, futures, swaps or other derivative financial instruments linked to components of the Indices or the Indices, or other derivative instruments with returns linked to futures, interest rates, components of the Indices or the Indices that are not for the accounts of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Indices, could be adverse to the interests of the holders of the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the interest payments (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any interest

PPS-3

payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the floating rate, the Reference Rate and the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate and the Index;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                the dividend rate on the common stocks underlying the Index;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

PPS-4

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for each Interest Period during the term of the Notes.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the values for the Reference Rate and the Index Level are determined, and the value for the Reference Rate is then evaluated relative to the Reference Rate Barrier (that is, whether the Reference Rate on that day is less than or equal to the Reference Rate Barrier, which shall be 6.00%) and the Index is evaluated relative to the Index Barrier (that is, whether the Index on that day is equal to or greater than the Index Barrier, which shall be set on the Original Trade Date and will not exceed 75.00% of the Initial Index Level).  Under the Interest Rate Formula, the amount of interest payable on the Notes is dependent on the Accrual Factor.  The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which (i) the Reference Rate is less than or equal to the Reference Rate Barrier and (ii) the Index Level is greater than or equal to the Index Barrier, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date

For each calendar day in an Interest Period on which the Reference Rate is equal to or less than the Reference Rate Barrier and the Index Level is equal to or above the Index Barrier, the Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of (1) the Inside Range Rate and (2) the applicable Accrual Factor.

The Inside Range Rate will be set on the Trade Date and will be equal to at least 8.00% per annum.

The maximum possible per annum interest rate for any Interest Period is the Inside Range, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier.  As a result, the possible per annum interest rate for any Interest Period could potentially be zero. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

PPS-5

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts, if any, would be calculated under different Accrual Factor scenarios for a given Interest Period.  The examples are based on the Inside Range Rate of 8.00% per annum, the Notes having quarterly Interest Payment Dates, and the interest payments being calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate and/or the Index on any calendar day during any Interest Period. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.

The examples below assume the Notes are held until the Maturity Date and no Market Disruption Event with respect to the Index has occurred or is continuing on any day during the hypothetical Interest Periods. These examples do not take into account any tax consequences from investing in the Notes.

Inside Range Rate	Number of calendar days on which the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level was greater than or equal to the Index Barrier	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
8.00%	90	100.00%	8.00%	2.00%	$20.00
8.00%	60	66.67%	5.33%	1.333%	$13.33
8.00%	30	33.33%	2.67%	0.667%	$6.67
8.00%	0	0.00%	0.00%	0.00%	$0.00

1.               The interest rate per annum is equal to the sum of product of (1) the Inside Range Rate and (2) the applicable Accrual Factor.

2.               Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).

3.               Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If, on every calendar day during the relevant Interest Period, the level of the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level is greater than or equal to the Index Barrier, the related Accrual Factor would equal 100%, or 1.0.  In this case, the Inside Range Rate of 8.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 8.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $17.25 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.00% x (90/360) = 2.00%

Interest Payment = $1,000 x 2.00% = $20.00

Example 2: If, on every calendar day during the relevant Interest Period, the level of the Reference Rate is greater than or equal to the Reference Rate Barrier and/or the Index Level is less than the Index Barrier, the related Accrual Factor would equal 0%, or 0.0.  As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the level of the Reference Rate is less than or equal to the Reference Rate Barrier and the Index Level is greater than or equal to the Index Barrier, on 33.33% of the calendar days in the relevant Interest Period, but the Reference Rate is greater than the Reference Rate Barrier and/or the Index Level is less than the Index Barrier, on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333.  In this case, the Inside Range Rate of 8.00% would accrue for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.67%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (8.00% x 0.3333) = 2.67%

PPS-6

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.75 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.67% x (90/360) = 0.667%

Interest Payment = $1,000 x 0.667% = $6.67

HYPOTHETICAL PAYMENT AT MATURITY (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity.  The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table have been rounded for ease of analysis.  Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Index Level is 1,625.96, (ii) the Barrier Level with respect to the Index is 1,056.87 (the Initial Index Level multiplied by 65.00%, rounded to the nearest hundredth) (the actual Barrier Level will be set on the Original Trade Date and will not exceed 65.00% of the Initial Index Level), and (iii) the Notes are not redeemed prior to maturity pursuant to “Early Redemption at the Option of the Company” as described above.  The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final interest payment, will depend on whether the Final Index Level is greater than or equal to or less than the Barrier Level. You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Final Index Level is greater than or equal to the Barrier Level.

If the Final Index Level is less than the Barrier Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return.  As such, if the Final Level of the Index has depreciated by more than 35.00% relative to its Initial Level, you may lose some or all of the principal amount of your Notes at maturity.

Final Index Level	Index Return	Payment at Maturity*
3251.92	100%	$ 1,000.00
3089.32	90%	$ 1,000.00
2926.73	80%	$ 1,000.00
2764.13	70%	$ 1,000.00
2601.54	60%	$ 1,000.00
2438.94	50%	$ 1,000.00
2276.34	40%	$ 1,000.00
2113.75	30%	$ 1,000.00
1951.15	20%	$ 1,000.00
1788.56	10%	$ 1,000.00
1707.26	5%	$ 1,000.00
1625.96	0%	$ 1,000.00
1544.66	-5%	$ 1,000.00
1463.36	-10%	$ 1,000.00

1382.07	-15%	$ 1,000.00
1300.77	-20%	$ 1,000.00
1219.47	-25%	$ 1,000.00
1138.17	-30%	$ 1,000.00
1056.87	-35%	$ 1,000.00
975.58	-40%	$ 600.00
812.98	-50%	$ 500.00
487.79	-70%	$ 300.00
325.19	-80%	$ 200.00
162.60	-90%	$ 100.00
0.00	-100%	$ -

*Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

PPS-7

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Index Level increases from an Initial Index Level of 1,625.96 to a Final Index Level of 2,715.90.
Because the Final Index Level of 2,764.13 (representing an increase of 70.00%) is greater than the Initial Index Level of 1,625.96, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 2: The Index Level decreases from an Initial Index Level of 1,625.96 to a Final Index Level of 1,437.83.

The Final Index Level of 1,463.36 (representing a decline of -10.00% from the Initial Level) is less than the Initial Index Level of 1,625.96, but greater than the Barrier Level of 1,056.87. As such, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Index decreases from an Initial Index Level of 1,625.96 to a Final Index Level of 479.28.

The Final Index Level of 487.79 (representing a decline of -70.00% from the Initial Index Level) is less than the Barrier Level of 1,056.87. As such, the investor will receive a Payment at Maturity of $300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -70.00] = $300.00

PPS-8

DESCRIPTION OF THE INDEX

All information regarding the Index set forth in this pricing supplement reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”). The Index is calculated, maintained and published by S&P Dow Jones Indices.  The Index is reported by Bloomberg under the ticker symbol “SPX <Index>”.

The Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the Index, discussed below in further detail, is based on the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the Index

S&P Dow Jones Indices chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equities market. Relevant criteria employed by S&P Dow Jones Indices for new additions include the financial viability of the particular company, the extent to which that company represents the industry group to which it is assigned, adequate liquidity and reasonable price, an unadjusted market capitalization of US$4.0 billion or more, U.S. domicile, a public float of at least 50% and company classification (i.e. U.S. common equities listed on the NYSE and the NASDAQ stock market and not closed-end funds, holding companies, tracking stocks, partnerships, investment vehicles, royalty trusts, preferred shares, unit trusts, equity warrants, convertible bonds or investment trusts). The ten main groups of companies that comprise the Index include: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities. S&P Dow Jones Indices may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this the return on the notes will not be the same as the return you would receive if you were to purchase those stocks and hold them for a period equal to the term of the notes.

Computation of the Index

As of September 16, 2005, S&P Dow Jones Indices has used a full float-adjusted formula to calculate the Index. With a float-adjusted index, the share counts used in calculating the Index will reflect only those shares that are available to investors, not all of a company’s outstanding shares.

The float-adjusted Index is calculated as the quotient of (1) the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor (“IWF”) and (2) the index divisor.

The investable weight factor is calculated by dividing (1) the available float shares by (2) the total shares outstanding. Available float shares reflect float adjustments made to the total shares outstanding. Float adjustments seek to distinguish strategic shareholders (whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company) from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects.

Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.   Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock option plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by certain asset managers, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.  Effective as of September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by these asset managers, were removed from the float for purposes of calculating the Index.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

PPS-9

For each stock, the IWF is calculated by dividing the available float shares by the total shares outstanding.  Available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones Indices would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones Indices would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, the multiple classes are combined into one class with an adjusted share count.  In these cases, the stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding.

Changes in a company’s total shares outstanding of 5.0% or more due to public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Other changes of 5.0% or more (for example, due to company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday (one week later). Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes due to mergers or acquisitions of publicly held companies are made as soon as reasonably possible, regardless of the size of the change, although de minimis merger and acquisition share changes may be accumulated and implemented with the quarterly share rebalancing. Corporate actions such as stock splits, stock dividends, spinoffs and rights offerings are generally applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are made on the ex-date. Changes in investable weight factors of more than five percentage points caused by corporate actions will be made as soon as possible. Changes in investable weight factors of less than five percentage points will be made annually, in September when revised investable weight factors are reviewed. A share freeze is implemented the week of the rebalancing effective date, the third Friday of the last month of each quarter, during which shares are not changed except for certain corporate actions (merger activity, stock splits, rights offerings and certain dividend payable events).

As discussed above, the value of the Index is the quotient of (1) the total float-adjusted market capitalization of the Index’s constituents (i.e., the sum of the products of (a) the price of each common stock, (b) the total shares outstanding of each common stock and (c) the investable weight factor) and (2) the index divisor. Continuity in index values is maintained by adjusting the divisor for all changes in the constituents’ share capital after the base date, which is the period from 1941 to 1943. This includes additions and deletions to the index, rights issues, share buybacks and issuances, and spin-offs. The index divisor’s time series is, in effect, a chronological summary of all changes affecting the base capital of the Index since the base date. The index divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. Some corporate actions, such as stock splits require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require adjustments to the index divisor.

Additional information on the Index is available on the following website: http://us.spindices.com. Information included on this website is not part of, or incorporated by reference in, this pricing supplement.

License Agreement

“Standard & Poor’s®, S&P 500® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC.   The S&P 500® Index (the “Index”) is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Barclays Bank PLC.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to Barclays Bank PLC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices and/or its third party licensor(s) without regard to Barclays Bank PLC or the Notes.  S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices is not responsible for and has not participated in the determination of

PPS-10

the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the Index and the Notes.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

HISTORICAL INFORMATION

The following graph sets forth the Reference Rate for the period from January 2, 2013 to May 7, 2013.  The Reference Rate on May 7, 2013 was 0.4284%.  The historical performance of the Reference Rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the Reference Rate will be equal or less than the Reference Rate Barrier on any day of any Interest Period.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  Historical Performance is not indicative of future performance.

PPS-11

The following graph sets forth the historical performance of the Index from January 2, 2003 to May [7], 2013.  The closing level of the Index on May 7, 2013 was 1,625.96.  The past historical performance of the Index should not be taken as an indication of future performance, and we cannot give you any assurance that the Index Level will be equal to or higher than the Index Barrier on any calendar day during any Interest Period.  We obtained the information in the graph below from Bloomberg, without independent verification.  Historical Performance is not indicative of future performance.

We obtained the Russell 2000® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Russell 2000® Index on any Scheduled Trading Day, including the Final Valuation Date.  We cannot give you assurance that the performance of the Russell 2000® Index will result in the return of any of your principal.

PPS-12

UNITED STATES FEDERAL INCOME TAX TREATMENT

The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing executory contract with respect to the Index.

If your Notes are properly treated as a contingent income-bearing executory contract, it would be reasonable (i) to treat any interest payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time (other than amounts attributable to an interest payment) and your basis in the Notes for U.S. federal income tax purposes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the interest payments (if any) that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

In addition, it is possible that (i) you should not include the interest payments (if any) in income as you receive them and instead you should reduce your basis in your Notes by the amount of the interest payments that you receive; (ii) you should not include the interest payments (if any) in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the interest payments made to you over the term of the Notes (including any interest payment received at redemption or maturity or the amount of cash that you receive upon a sale that is

PPS-13

attributable to the interest payments to be made on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon the sale, redemption or maturity (excluding any interest payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the interest payments to be made on the Notes); or (iii) if an interest payment is made at redemption or maturity, such interest payment should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at such time.

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component.  If the Notes were treated as notional principal contracts, you could be required to accrue income over the term of your Notes in respect of the loan component (which may exceed the interest payments, if any, that are made on the Notes), and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Factors—Taxes”, in this pricing supplement.

Medicare Tax.  As discussed under “Certain U.S. Federal Income Tax Considerations—Medicare Tax” in the accompanying prospectus supplement, certain U.S. holders will be subject to a 3.8% Medicare tax on their “net investment income” if their modified adjusted gross income for the taxable year is over a certain threshold.  Net investment income will include any gain that a U.S. holder recognizes upon the sale, redemption or maturity of the Notes, unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  It is not clear, however, whether the Medicare tax would apply to any interest payments that you receive on the Notes, unless such interest payments are derived in the ordinary course of the conduct of a trade or business (in which case the interest payments should be treated as net investment income if they are derived in a trade or business that consists of certain trading or passive activities and should otherwise not be treated as net investment income).  Accordingly, U.S. holders that do not hold the Notes in the ordinary conduct of a trade or business should consult their tax advisors regarding the application of the Medicare tax to the interest payments.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—“ in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty).  However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such

PPS-14

certifications were not received or were not satisfactory.  You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

PPS-15

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three Business Days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-16

US$[ ]

BARCLAYS BANK PLC

PRINCIPAL AT RISK CALLABLE FIXED RATE DUAL RANGE ACCRUAL USD LIBOR AND S&P 500® INDEX

LINKED NOTES DUE MAY 31, 2028

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO THE PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)